UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On November 2, 2021, Allot Ltd. (the “Company”) submitted to the SEC a Report of Foreign Private Issuer on Form 6-K that contained its Notice and Proxy Statement (the “Proxy Statement”) for the Annual General Meeting of Shareholders to be held on November 30, 2021 (the “Annual Meeting”).

The Company hereby reports that further to shareholder feedback received by the Company, Proposal 5 included in the agenda for the Annual Meeting and set forth in the Proxy Statement, was revised by the compensation and nominating committee and board of directors of the Company to subject a portion of the proposed equity grant to our CEO to certain performance criteria.

The revised proposal that will be subject to approval at the Annual Meeting is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

November 22, 2021

EXHIBIT INDEX

Exhibit Number           Description

99.1	Revised Proposal 5 to the Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on November 30, 2021.